EXHIBIT 99.14

CONSOLIDATED BALANCE SHEETS
Prepared by management (In U.S. dollars)

	November 30, 2002	February 28, 2002

	(Unaudited)

ASSETS
Current
Cash	$ 42,597	$ 213,575
Accounts receivable	28,313	62,933
Inventory	--	330,392
Advances and deposits	93,470	163,909

	164,380	770,809

Fixed
Land, buildings and equipment	444,975	1,569,404
Mineral properties	5,280,355	7,017,258
Other
Value-added tax credits recoverable	775,174	771,020
Deposits	--	200
Deferred financing costs	--	13,624

	$ 6,664,884	$10,142,315

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 561,518	$ 977,523
Accrued liabilities payable in stock	313,475	--
Loan and accrued interest payable	--	3,293,185

	874,993	4,270,708

Long Term
First Preference Shares, Series 1	1,369,699	1,104,413
Future income tax liabilities	482,866	482,866

	2,727,558	5,857,987

CAPITAL SOURCES
Capital stock
Authorized
Unlimited number of first preference shares without
par value issuable in series
Unlimited number of common shares without par value
Issued and outstanding
69,666,431 common shares
(February 28, 2002 - 55,125,444 shares)	2,918,635	1,858,868
Subscription for shares not yet issued	--	50,000
Equity component of First Preference Shares, Series 1	198,406	208,091
Equity component of convertible notes	1,312,590	1,287,930
(including accrued interest)
Share purchase warrants	879,439	879,439

Deficit (Note 3)	(1,371,744)	--

	3,937,326	4,284,328

	$ 6,664,884	$10,142,315

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
Unaudited—Prepared by management (In U.S. dollars)

	Three months ended		Six months ended
	Nov. 30, 2002	Nov. 30, 2001	Nov. 30, 2002	Nov. 30, 2001

REVENUE	$ --	$ 1,715,169	$ --	$ 5,684,144
COST OF OPERATIONS	--	(891,097)	--	(3,018,916)
DEPRECIATION AND DEPLETION	--	(245,356)	--	(1,150,114)

OPERATING PROFIT	--	578,716	--	1,515,114
INTEREST AND OTHER INCOME	70,227	9,175	107,876	29,282

	70,227	587,891	107,876	1,544,396

EXPENSES
Interest expense
Loan payable	--	216,895	--	936,068
First Preference Shares, Series 1	50,320	136,098	300,789	473,504
Salaries and consulting fees	122,472	128,871	386,515	453,411
General and administrative	96,831	110,142	226,626	350,207
Mineral property and other asset write-offs	12,651	(3,288)	174,419	113,752
Bonus payable in stock	--	--	138,328	--
Professional fees	61,406	57,404	72,586	83,524
Filing and transfer agent fees	21,715	18,621	49,396	37,346
General exploration	17,408	--	20,723	3,329
Depreciation	1,822	9,405	8,309	30,126
Federal, state and provincial taxes	2,099	2,063	7,383	9,611
Investor relations	604	2,618	5,169	19,926
Loss on sale/disposal of fixed assets	--	(22,542)	--	(22,524)
Amortization of financing costs	--	43,750	--	131,250
Bank charges and foreign exchange	(3,901)	454,102	15,397	452,850

	391,229	1,154,139	1,405,640	3,072,380

NET LOSS FOR THE PERIOD	(321,002)	(566,248)	(1,297,764)	(1,527,984)

DEFICIT, BEGINNING OF THE PERIOD (Note 3)	(615,175)	(42,410,644)	--	(41,515,689)

	(936,177)	(42,976,892)	(1,297,764)	(43,043,673)

INTEREST ON CONVERTIBLE NOTES	(24,660)	(24,660)	(73,980)	(75,242)

DEFICIT, END OF THE PERIOD	$ (960,837)	$(43,001,552)	$(1,371,744)	$(43,118,915)

BASIC AND DILUTED LOSS PER SHARE	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.03)

Weighted average number of
shares outstanding (in thousands)	66,382	51,360	63,073	52,099

CONSOLIDATED STATEMENTS OF CASH FLOWS
Unaudited—Prepared by management (In U.S. dollars)

	Three months ended		Six months ended
	Nov. 30, 2002	Nov. 30, 2001	Nov. 30, 2002	Nov. 30, 2001

OPERATING ACTIVITIES
Net loss for the period	$ (321,002)	$ (566,248)	$(1,297,764)	$(1,527,984)
Items not involving cash
Depreciation and depletion	1,822	254,761	8,309	1,180,240
Interest expense on First Preference
Shares, Series 1	50,320	136,098	300,789	473,504
Amortization of financing costs	--	43,750	--	131,250
Mineral property and other
asset write-offs	12,651	(3,288)	174,419	113,752
Foreign exchange loss	--	456,313	--	456,313

Services paid in shares	196,733	--	196,733	--
(Gain) on sale/disposal of fixed assets	--	(22,542)	--	(22,524)

	(59,476)	298,844	(617,514)	804,551

Net change in non-cash working capital	(36,313)	(48,576)	(130,655)	(768,361)

	(95,789)	250,268	(748,169)	36,190

FINANCING ACTIVITIES
Loan proceeds	--	--	--	500,000
Repayment of loan and accrued interest	--	(1,064,721)	--	(1,363,102)
Issue of common shares and warrants
For cash, net of issue costs	204,500	--	609,500	199,750
Subscription for shares not yet issued	32,000	--	--	--
Issue costs of previous equity financing	--	(37,659)	--	(34,401)

	172,500	(1,102,380)	609,500	(697,753)

INVESTING ACTIVITIES
Value-added tax credits recoverable	(4,154)	(111,348)	(4,154)	(359,289)
Expenditures on mineral	(28,355)	(98,265)	(28,355)	(291,146)
Purchase of equipment	--	--	--	(1,167)
Proceeds from sale of vehicles and equipment	--	22,186	--	22,306
Return of deposit	--	--	200	76,967
Cash acquired on acquisition of Platero,
net of acquisition costs	--	--	--	30,983

	(32,509)	(187,427)	(32,309)	(521,346)

INCREASE (DECREASE) IN CASH	44,202	(1,039,539)	(170,978)	(1,182,909)
CASH, BEGINNING OF THE PERIOD	(1,605)	1,315,147	213,575	1,458,517

CASH, END OF THE PERIOD	$ 42,597	$ 275,608	$ 42,597	$ 275,608

CASH IS COMPRISED OF:
Cash on hand and demand deposits			$ 42,597	$ 190,127
Time deposits	--	85,481

			$ 42,597	$ 275,608

SUPPLEMENTARY INFORMATION REGARDING OTHER
NON-CASH TRANSACTIONS
Financing Activities
Extinguishment of loan and accrued
interest payable on sale of mineral
properties and related assets (Note 2)	--	--	(3,293,185)	--
Issue of common shares and warrants
for acquisition of Platero	--	--	--	965,804
Issue of common shares on conversion
of First Preference Shares	21,043	(9,564)	31,564	93,355
Issue of common shares for interest
due on convertible notes	--	--	49,320	49,320

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

Equity component of convertible notes
Accrued interest charged to deficit	24,660	24,660	73,980	75,242
Payment of interest in common shares	--	--	(49,320)	(49,320)
Conversion of First Preference Shares into common shares
Liability component of
First Preference Shares	(14,586)	14,260	(21,879)	(66,658)
Equity component of
First Preference Shares	(6,457)	(4,696)	(9,685)	(26,697)
Investing Activities
Sale of mineral properties and
related assets (Note 2)	--	--	3,293,185	--
Acquisition of Platero	--	--	--	(965,804)

NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
As at November 30, 2002 and for the nine months ended November 30, 2002 and 2001 (in U.S. dollars)

1.    Basis of presentation
These interim financial statements do not contain all the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual financial statements of the Company. These financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements.

In management’s opinion, all adjustments necessary for fair presentation have been included in these financial statements. Readers are advised that the operating results for the nine months ended November 30, 2002 may not be indicative of the results that might be expected for the full year ended February 28, 2003.

2.     Sale of silver properties
In April 2002, Coeur d’Alene Mines Corporation (“Coeur”) acquired from Northgate Exploration (BVI) Limited (“Northgate”) the outstanding balance on the loan and accrued interest payable.

As a result of this agreement, Coeur also acquired all of Yamana’s silver properties and related assets in the western part of the province of Santa Cruz, Argentina, in satisfaction of the loan and accrued interest payable. Yamana retained its gold properties and government refunds of value added tax related to Mina Martha exports, and will carry a 10% net proceeds interest in all of the silver properties outside of the immediate 42 hectare Mina Martha area.

The carrying values of the assets sold were as follows:

Mineral properties
Mina Martha	$1,517,473
Other	247,786
Land, buildings and equipment	1,115,947
Inventory	330,392
Accounts receivable	56,748
Other assets	24,839

$3,293,185

3.    Capital stock
a.     Common shares issued and outstanding:

	Number of Common Shares	Amount

Balance at February 28, 2002	55,125,444	$ 54,503,414
Reduction of deficit (Note 3b)	--	(52,644,546)
Private placement, net of issue costs	6,926,000	487,000
Payment of accounts payable	4,329,167	319,383
Exercise of warrants	2,500,000	172,500
Payment of interest on Convertible Notes	455,820	49,320
Issued on conversion of First Preference Shares	330,000	31,564

Balance at November 30, 2002	69,666,431	$ 2,918,635

b.     At the Annual and Special Meeting on August 30, 2002, the shareholders of Yamana passed a special resolution reducing the stated capital of the Corporation by US$52,644,546 with effect as of February 28, 2002, which reduction resulted in the decrease of US$52,644,546, the full amount, of the deficit of the Corporation as of February 28, 2002.

c.     Yamana also closed a private placement with Coeur of 5,000,000 units for gross proceeds of US$255,000. Each unit consisted of one common share and one common share purchase warrant of Yamana exercisable for five years from the closing date at an exercise price of US$0.069. Coeur exercised 50% of the warrants in September 2002 and its remaining warrants in December 2002 for total gross proceeds of US$345,000. This investment in Yamana represents a 14.4% equity interest before dilution and approximately a 9.0% equity interest on a fully diluted basis. Coeur has received the right to nominate one director to Yamana’s Board of Directors.

d.     Yamana also closed an additional private placement for US$150,000 as further explained in Note 4 below.

4.     Santa Cruz joint venture
In April 2002, Yamana and Compania de Minas Buenaventura S.A.A. (“Buenaventura”) executed a Memorandum of Understanding covering, upon completion of due diligence, the exploration and development funding of Yamana’s gold properties in the eastern half of the Deseado Massif gold-silver region in Santa Cruz Province, Argentina.

Yamana has incorporated a new Argentine subsidiary, Recursos Yamana S.A. (“RYSA”) to hold the gold properties following the sale of Yamana’s silver properties in the western part of the Santa Cruz Province to Coeur.

Buenaventura can earn a 50% equity interest in RYSA by: (1) purchasing 1.5 million Yamana common shares for US$150,000 (which has been completed); (2) funding a staged three-year US$2,850,000 Phase I exploration program; and (3) committing to a Phase II exploration program. In the event this commitment is not made, no equity interest will be earned by Buenaventura and Yamana will retain a 100% ownership of RYSA.

If Buenaventura elects to proceed with Phase II, it can increase its equity interest in RYSA to 66 2/3% by funding an additional US$3,000,000 in exploration staged over the following three years. Buenaventura has the right to withdraw from exploration funding only after the completion of any committed year.

Buenaventura will manage activities related to project exploration and development, with Yamana continuing to conduct activities related to the acquisition of new opportunities. Buenaventura has exercised its right to introduce a third party, Mauricio Hochschild Cia S.A.C., to this arrangement such that, after the US$6,000,000 in funding, each party would hold a one-third interest in RYSA. If a decision is made to develop any specific property, Yamana may maintain its fully participating one-third interest or opt for a carried 10% net proceeds interest.

5.    Segmented information
Yamana considers its business to consist of one reportable operating segment, the acquisition, exploration and development of mineral properties, primarily in Argentina. Capital assets referred to below consist of land, buildings and equipment, and mineral properties.

	Three months ended		Nine months ended
	Nov. 30, 2002	Nov. 30, 2001	Nov. 30, 2002	Nov. 30, 2001

Revenue for the quarter
Argentina	$ --	$1,715,169	$ --	$ 5,684,144

	$ --	$1,715,169	$ --	$ 5,684,144

Capital assets at the end of the quarter
Argentina			$ 5,673,813	$16,679,040
Other			51,517	28,925

			$ 5,725,330	$16,707,965

CORPORATE DATA

Directors & Officers
R. Stuart Angus
Director

Victor H. Bradley
President/CEO &Director

J. Edward Fletcher
Chairman of the Board of Directors

Hugh M. Hamilton
Vice President, Corporate Affairs

Alan R. Hill
Director

Melvin L. Klohn
Vice President, Exploration

Patrick J. Mars
Director

William V. Schara
Vice President, Finance /CFO

Lance S. Tigert
Director

Dennis E. Wheeler
Director

Registered Office
Yamana Resources Inc.
Commerce Court West
53rd Floor, P.O. Box 85
Toronto, Ontario
Canada M5L 1B9

Executive Office
3151 E. 29th Ave.
Spokane, WA 99223 USA
Tel:  (509) 838-6615
Fax:  (509) 838-0714

Capitalization
69,666,431 common shares
issued as of November 30, 2002

Transfer Agent
CIBC Mellon Trust Company
320 Bay Street
P.O. Box 1
Toronto, Ontario
Canada M5H 4A6

Auditors
Deloitte & Touche LLP
Vancouver, Canada

Legal Counsel
Fasken Martineau Dumoulin
Vancouver, Canada

Stikeman Elliott
Toronto, Canada

Shares Listing
Symbol:  YRI
Toronto Stock Exchange

Information Contact
Victor H. Bradley

YAMANA RESOURCES INC.

3151 E. 29th Ave.
Spokane, WA 99223
Tel:  (509) 838-6615
Fax:  (509) 838-0714
TSE Symbol: YRI
www.yamana.com